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                             August 22, 2023

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, VA 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed August 17,
2023
                                                            File No. 333-271198

       Dear Kimball Carr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

       Amendment No. 8 to Registration Statement on Form S-1 filed August 17,
2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Loan Payable, page 50

   1.                                                   We note your disclosure
regarding a financing arrangement for gross proceeds
                                                        of $1,050,000 entered
into on May 30, 2023. Please identify the unrelated third-party financial institution
with which you entered into the arrangement, and clarify why you entered into this
financing arrangement. Please also file the financing agreement as an exhibit to the
Registration Statement or explain to us why you believe you are not required to do so. Please refer
to Item 601(b)(10) of Regulation S-K.
 Kimball Carr
Inspire Veterinary Partners, Inc.
August 22, 2023
Page 2
Note 8. Stockholders' Equity, page F-61

2. On June 30, 2023, you issued 442,458 shares of Series A Preferred Stock to the holders of the Bridge Notes in exchange for the full extinguishment of the Bridge Notes and correspondingly recorded a debt extinguishment loss. We note that the Exchange
       Agreements will be deemed rescinded and the former Bridge Notes will be deemed reinstated if you do not close this offering on or before September 1, 2023. In this regard, please tell us how you determined it was appropriate to treat this as a debt extinguishment pursuant to ASC 470-50. In regard to the Series A Preferred Stock, please address what consideration was given to the guidance in ASC 480-10-S99 in determining that these shares should be treated as permanent equity.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

FirstName LastNameKimball Carr                               Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameInspire Veterinary Partners, Inc.
                                                             Services
August 22, 2023 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName